Gladstone Acquisition Corporation

1521 Westbranch Drive, Suite 100

McLean, Virginia 22102

August 2, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ben Phippen
Amit Pande
Eric Envall
Sandra Hunter Berkheimer

Re:	Gladstone Acquisition Corporation

Registration Statement on Form S-1, as amended

Filed February 9, 2021

File No. 333-252916

Dear Mr. Phippen, Mr. Pande, Mr. Eric Envall and Ms. Berkheimer:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Gladstone Acquisition Corporation hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. EST on August 4, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ David Gladstone
David Gladstone
Chief Executive Officer, President, Chief Investment Officer and Chairman

cc:	Cooley LLP

Loeb & Loeb LLP

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